Exhibit 99.1

Guardforce AI Awarded a 5-Year Contract by Bank of Thailand to Manage Consolidated Cash

Centers in Two Major Cities

Represents an expansion of existing client relationship

reflecting Guardforce AI’s reputation for world-class security services

NEW YORK, NY / September 19, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI, GFAIW), an integrated security solutions provider, announced today that Guardforce Cash Solutions Security (Thailand) Company Limited (“GFCS”), the secured logistic subsidiary of Guardforce AI, was awarded a 5-year contract by the Bank of Thailand to manage its Consolidated Cash Centers (CCCs) in the city of Ubonratchathani and the city Phitsanulok in Thailand. The contract represents an expansion of its current services provided to the Bank of Thailand. The Ubonratchathani CCC’s service covers 6 provinces and Phisanulok covers 13 provinces.

In connection with the contract, GFCS will manage approximately 500 ATM locations in Ubonratchathani and approximately 600 ATM locations in Pitsanulok. Currently, the Bank of Thailand has ten CCCs across the country, and GFCS will now operate four of its CCC centers across the country, covering 31 of Thailand’s 76 provinces. The contract for the Ubonratchathani CCC is expected to begin in November 2022 and the contract for the Pitsanulok CCC is expected to begin in December 2022.

“For the past 40 years, we have been committed to providing the best services to our customers,” commented, Kee Yun Kwan, Chief Operating Officer at Guardforce AI. “This Bank of Thailand contract further validates our solid track record, reliability, and reputation in the industry. For years, banks have been using both their own CCC centers, as well as third-party cash centers like ours for their cash-in-transit operations. We were selected based on our high standards for security and operational efficiency, which is aligned with the government’s long-term plan to consolidate all resources in this industry for greater efficiency and lower costs. By managing Bank of Thailand’s CCCs on its behalf, we’re playing a key role in consolidating business operations across the region, and also upgrading our facilities without additional investment. As one of the major players in this industry in Thailand, we’re proud to contribute to the government’s long-term economic plan to increase the efficiency of its cash flow.”

Olivia Wang, Chairwoman and Chief Executive Officer of Guardforce AI, added, “This contract award is meaningful to us as it validates the quality of services we provide our clients, who are the foundation for our business growth, not only in secured logistics, but also in robotics and information security. We look forward to working with the Bank of Thailand in accelerating the consolidation process for secure logistics services in Thailand.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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